SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and PPSA signed a Production Individualization Agreement of the Tartaruga Mestiça sharing field, at Campos Basin

Rio de Janeiro, November 3rd, 2014 – Petróleo Brasileiro S.A. – Petrobras and PPSA (Pré-Sal Petróleo S.A.) have signed last Friday (10/31) a Production Individualization Agreement (PIA) of the Tartaruga Mestiça, located at the south portion of the Campos Basin. This Agreement sets out the rules of joint execution of oil and natural gas production and developing operations in the area, as well as participation of each parties. PPSA signs the Agreement, as representative of the Brazilian Federal Government, under Law no. 12.351 /10, because the non-contracting sharing field area is located at the Pre-Salt Polygon.

The Tartaruga Mestiça sharing field is partially located at a concession contract BM-C-36 area (operated by Petrobras, with 100% of its participation) and partially at a non-contracting area of the Pre-Salt Polygon. It is located approximately 125 km from the city of Macaé (RJ), at a water depth between 650 and 1,200 meters and it shall produce oil and gas in Albian-age carbonate reservoirs (post-salt).

The development of Tartaruga Mestiça shall occur in conjunction with the Tartaruga Verde basin (100% Petrobras) and foresees the installation of a Production Unit, such as FPSO-type (floating production, storage and offloading), besides the drilling of production and injectors wells. The start-up of the FPSO commercial production of Tartaruga Verde and Tartaruga Mestiça from a well, located at the Tartaruga Verde field, is scheduled for 2017, according to the Business and Management Plan for 2014-2018. In turn, the start-up of commercial production of Tartaruga Mestiça field is scheduled for the first semester of 2018. The Agreement defines Petrobras as operator of the sharing field, as well as foresees redetermination mechanisms of participation originally established, to the extent that new technical information is obtained.

PIA and Tartaruga Mestiça Development Plan are jointly submitted to ANP approval. The companies will enter into a consortium and will agree upon its rules of management and governance.

Upon ANP approval and subsequent start-up of production, a portion of the produced volume of oil and natural gas will be guaranteed to the Federal Government by the PPSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.